UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_____________

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number: 001-33652

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Savings Bank Northwest Savings Plan

B:	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRST FINANCIAL NORTHWEST, INC.
201 Wells Avenue South
Renton, Washington  98057

First Savings Bank Northwest Savings Plan
Form 11-K
TABLE OF CONTENTS

The following financial statements and supplemental schedule for the First Savings Bank Northwest Savings Plan are being filed herewith:

Page

Report of Independent Registered Public Accounting Firm	2

Financial Statements:
Statement of Net Assets Available for Benefits
at December 31, 2013 and 2012	3
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2013	4
Notes to the Financial Statements	5
Supplemental Schedule:
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	12

Exhibits:
Exhibit 23 - Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees
First Savings Bank Northwest Savings Plan

We have audited the accompanying statement of net assets available for benefits of the First Savings Bank Northwest Savings Plan (the Plan) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended. The accompanying statement of net assets available for benefits as of December 31, 2012 were compiled as the Plan was not subject to audit for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2013, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP

Everett, Washington
June 30, 2014

FIRST SAVINGS BANK NORTHWEST
Savings Plan

Statement of Net Assets Available for Benefits December 31, 2013 and 2012
	2013	2012 (unaudited)
Assets:
Investments, at fair value
Pooled separate accounts	$-	4,105,179

Common stock	636,609	850,974

Guaranteed investment contract	-	46,883
Total Investments, at fair value	636,609	5,003,036
Receivables
Contributions receivable	18,822	-
Notes receivables from participants	103,562	196,604
Total receivables	122,384	196,604
Cash	4,517,008	-
Net assets reflecting all investments at fair value	5,276,001	5,199,640
Adjustments from fair value to contract value for fully benefit –responsive investment contracts	-	177
Net assets available for benefits	$5,276,001	$5,199,817

The accompanying notes are an integral part of these financial statements.

FIRST SAVINGS BANK NORTHWEST
Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
2013

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income
Net appreciation in fair value of investments	$1,172,422

Dividends	11,302
1,183,724
Less investment expenses	-

Net investment income	1,183,724

Interest income on notes receivable from participants	4,796

Contributions
Participant	510,625
Employer	160,809
Rollovers	40,839
712,273

Total additions	1,900,793

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	1,792,826
Administrative expenses	31,783
Total deductions	1,824,609

CHANGE IN NET ASSETS	76,184

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	5,199,817

End of year	$5,276,001

The accompanying notes are an integral part of these financial statements.

FIRST SAVINGS BANK NORTHWEST
Savings Plan
Notes to Financial Statements

Note 1 – Plan Description and Summary of Significant Accounting Policies

The following description of the First Savings Bank Northwest Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which was originally adopted by First Savings Bank Northwest and First Financial Northwest, Inc. (the “Company” or “Plan Sponsor”) in 2006 and has been amended since that date.  Participation in the Plan is open to all eligible employees of First Savings Bank Northwest and the Company (individually, a “Participant” and collectively, “Participants”) and the Company’s named subsidiaries.  The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Participants may contribute a portion of their annual compensation as pre-tax contributions, as defined in the Plan, up to the maximum amount allowed by the Internal Revenue Code.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans, as well as Individual Retirement Account.  The Company provides a match of 50% of employee contributions up to 6% of a Participant’s individual contributions..

Participant Accounts

Each Participant’s account is credited with the Participant’s contribution and an allocation of Plan earnings and charged with an allocation of administrative expenses, as applicable.  Allocations are based on the ratio of each Participant’s earnings or account balances, as defined.  The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

Vesting

Participants are immediately vested in employee contributions while employer matching contributions vest over a period of five years.

Years of service	Vesting Percentage

1	20%
2	40%
3	60%
4	80%
5 or more	100%

Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The notes receivable are secured by the balance in the Participant's account and bear interest at the prime rate plus one percent (effective rate of 4.25% at December 31, 2013) which is commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Principal and interest is paid to the Plan ratably through payroll deductions. The notes receivable are to be repaid over a period not to exceed five years. The Plan Administrator may fix the term for repayment of a home loan for a period exceeding five years. A home loan is a loan used to acquire a dwelling unit which, within a reasonable time, the Participant will use as a principal residence.

Payment of Benefits

On termination of service due to death, disability or retirement, a Participant is required to receive a lump-sum amount equal to the value of his or her vested interest in his or her account as defined by the Plan agreement. For termination of service for other reasons, a Participant may receive the value of the vested interest in his or her account as a lump-sum distribution. In-service withdrawal of account balances may be elected by active Participants who have reached 59½ years of age. The Plan allows for Participants to receive hardship distributions.

Administrative Expenses

The Plan’s administrative expenses, including salaries, accounting, legal, recordkeeping and trust services are paid by the Plan Sponsor and qualifiy as party-in-interest transactions, which are exempt from prohibitied transaction rules.  An administrative fee is charged to those Participants electing to receive a distribution and an annual administrative fee is charged to those Participants who have terminated service from the Company but continue to maintain an account balance in the Plan.  There is also an administrative service fee charged to the individual Participant’s account at the time a note receivable is issued.

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) in aggregate fair value includes the Plan’s realized and unrealized gains and losses on investments bought and sold as well as those held during the year.

Management fees and operating expenses charged to the Plan related to investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a direct reduction of net appreciation or an addition to net depreciation in the aggregate fair value of such investments.

Notes Receivables from Participants

Notes receivables from Participants are measured at their unpaid principal balance plus any accrued unpaid interest.  Delinquent notes receivable, if any, from Participants are reclassified as distributions based upon the terms of the Plan agreement.

Payment of Benefits

Benefits are recorded when paid.

Note 2 – Investments

Investments are valued at fair value as determined by an active market and consist of the following at December 31, 2013 and 2012:

	2013(1)	2012

First Financial Northwest, Inc. Common Stock	$636,609	$850,974	*

Principal Global Investors Money Market	-	255,909	*

Principal Core Plus Bond Fund	-	9,540

Principal Global Bond	-	251,971

Principal Real Estate U.S. Property	-	201,266

Principal Life Term Straight Income	-	75,605

Principal Life Term 2010	-	26,742

Principal Life Term 2020	-	453,117	*

Principal Life Term 2030	-	42,768

Principal Life Term 2040	-	86,479

Principal Life Term 2050	-	182,589

Principal SAM Balanced	-	453,975	*

Principal SAM Conservative Balanced	-	51,622

Principal SAM Conservative Growth	-	284,705	*

Principal SAM Flexible Income	-	13,310

Principal SAM Strategic Growth	-	67,448

Columbus Circle Investors LargeCap Growth	-	103,579

Principal Global Investors LargeCap S&P 500	-	438,023	*

TS&W/Herndon UBS Global Asset Management	-	35,291

Alliance Bernstein SmallCap Growth	-	125,442

Columbus Circle Investors MidCap Growth	-	14,748

DFA/Vaughan Nelson/LA Capital SmallCap Value II	-	8,887

Goldman Sachs/LA Capital MidCap Value I	-	251,195	*

Principal Global Investors MidCap S&P 400 Index	-	177,755

Principal Global Investors SmallCap S&P 600 Index	-	83,279

Principal Global Investors Diversified International	-	203,828

Principal Global Investors/DFA International SmallCap	-	199,917

Principal Global Investors/DFA Principal Financial Group Income Stock	-	6,189

Guaranteed investment contract with Principal Financial Group, at contract value	-	46,883

Total investments	$636,609	$5,003,036
*      Represents 5% or more of assets.
(1)  The Company changed recordkeeper and custodian of the Plan at the end of 2013 and sold all investments with the exception of Company common stock as of December 31, 2013.  The funds were held as cash at December 31, 2013 until the funds were transferred to the new custodian on January 1, 2014 and allocated according to Participant’s instructions.

Note 3 – Fair Value Measurements

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820,  provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of fair value hierarchy under FASB ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:
 ●quoted prices for similar assets or liabilities in active markets;
 ●quoted prices for identical or similar assets or liabilities in inactive markets;
 ●inputs other than quoted prices that are observable for the asset or liability; and
 ●inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Guaranteed investment contract: These investments are insurance contracts that have a guaranteed principal repayment and a fixed or floating interest rate for a predetermined period of time.  Guaranteed investment contracts are valued at fair value by discounting the related cash flows based on current yields  of similar instruments with comparable durations considering the credit worthiness of the issuer.

Money market funds: Shares held in money market funds are comprised of government, bank and commercial securities with individual maturities of 12 months or less and the value is based on quoted market prices of the underlying securities. The composition of securities is structured to maintain a value of $1 per share.

Pooled separate account: Shares held in privately managed investment accounts opened through a brokerage and held by the Plan that use pooled money to buy individual assets.  Shares held are valued at the net asset value (“NAV”) of shares held by the Plan at year end. The NAV is based on the quoted market prices of the underlying shares owned by the fund, minus its liabilities, then divided by the number of shares outstanding.

Common stock: The Company’s common stock is valued at the closing price reported in the active market in which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

At December 31, 2013, the Company’s only investment was its common stock in the amount $636,609 that was measured at Level 1.  For the years ended December 31, 2013 and 2012 there were no transfers between Level 1, 2 or 3.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012:

	Fair Value Measurements at December 31, 2012
	Level 1	Level 2	Level 3	Total
Registered investment companies
Index funds	$-	$1,398,174	$-	$1,398,174

Balanced funds	-	505,597	-	505,597

Growth funds	-	595,922	-	595,922

Target date funds	-	791,695	-	791,695

Fixed income funds	-	75,605	-	75,605

Other funds	-	482,276	-	482,276

Money market account	-	255,910	-	255,910

First Financial Northwest, Inc. common stock	-	850,974	-	850,974

Guaranteed investment contract	-	-	46,883	46,883

Total assets at fair value	$0	$4,956,153	$46,883	$5,003,036

Level 3
Year Ended December 31, 2013
Guaranteed Investment Contract

Balance at December 31, 2012	$46,883

Realized gains (losses)
Purchases, sales, issuances and settlements (net)	(46,883)

Balance at December 31, 2013	$0

 Note 4 - Related Party Transactions

Parties-in-interest are defined under Department of Labor (“DOL”) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain investments of the Plan are managed by Principal Trust Company, custodian of Plan assets.

The Company serves as trustee for the Plan. Therefore, all transactions between the Plan and the Company constitute party-in-interest transactions. The 61,389 and 112,712 shares of the Company’s common stock held by the Plan as of December 31, 2013 and 2012, represent approximately 0.4% and 0.6% of the Company’s total outstanding shares of common stock, respectively, as of those dates.  For the year ended December 31, 2013 dividends in the amount of $11,302 were paid to the Plan by the Company. Fees paid by the Plan for administrative expenses were $31,783 and $26,613 in 2013 and 2012, respectively.

Note 5 - Risks and Uncertainties

The Plan invests in various mutual funds with underlying assets consisting of any combination of stocks, bonds, fixed income securities, and other investment securities, a money market fund and in shares of the Company’s common stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Note 6 – Income Tax Status

The Company’s Board of Directors adopted the First Savings Bank Northwest Savings Plan document. The Plan Sponsor has received, from the Internal Revenue Service, an opinion letter dated June 28, 2013, stating that the written form of the underlying prototype plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and that any employer adopting this form of the Plan will be considered to have a plan qualified under Sections 401(a) of the Code. The Plan is required to operate in conformity with the Code to maintain its qualification. The plan document has been amended since receiving the opinion letter. However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt. Accounting principles generally accepted in the United States require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan Administrator has analyzed the tax positions that would require recognition of a liability or asset or disclosure in the financial statements and has determined that there are no unrecognized tax benefits at December 31, 2013 or 2012. The Plan may be subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 7 - Plan Termination

The Plan Sponsor has not expressed any intent to terminate the Plan subject to the provisions of ERISA.

Note 8 – Reconciliation to Form 5500

The following is a reconciliation of the net assets available for benefits between the financial statements and the Form 5500 as of December 31, 2013:

2013

Net assets available for benefits, per the financial statements	$5,276,001
Less: amounts accrued for contribution receivables	(18,822)

Net assets per the Form 5500	$5,257,179

The following is a reconciliation of the change in net assets available for benefits between the financial statements and the Form 5500 for the year ended December 31, 2013:

2013

Change in net assets per the financial statements	$76,184
Less: current year receivable	(18,822)

Net income per the Form 5500	$57,362

The form 5500 has certain items that differ from amounts shown on the accompanying financial statements.  These differences relate to classification only and have no effect upon net assets available for benefits for either period.

SUPPLEMENTAL SCHEDULE
FIRST SAVINGS BANK NORTHWEST
SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2013

(a)	(b)	(c)	(d)	(e)
		Description of investment, including
	Identity of issue, borrower,	maturity date, rate of interest, collateral,		Current
	lessor or similar party	par or maturity value		value

	Cash	Cash		$4,517,008

*	First Financial Northwest, Inc.	Common Stock	**	636,609

	Notes Receivable from Participants	Interest Rate 4.25%	0	103,562

				$5,257,179

*   Investment qualifies as a party-in-interest to the Plan.
** Investments are participant-directed, therefore disclosure at cost is not required.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Savings Bank Northwest Savings Plan

Date: June 30, 2014	By: /s/ Richard P. Jacobson
Richard P. Jacobson
Chief Financial Officer, Trustee (Principal Financial Officer)